

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2023

Michael Nieri
Chief Executive Officer
United Homes Group, Inc.
90 N Royal Tower Drive
Irmo, SC 29063

> **Re: United Homes Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 28, 2023**
> **File No. 333-271515**

Dear Michael Nieri:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed April 28, 2023

Prospectus Cover Page, page i

1. We note the warrants are out of the money. Please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A, and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

2. We note the significant number of redemptions of your Class A common stock in connection with your extension meeting and your business combination and that the shares being registered for resale will constitute a considerable percentage of your public

float. Highlight the significant negative impact sales of shares on this registration statement and your concurrent registration statement could have on the public trading price of the Class A common stock.

Risk Factors, page 7

3.   Please revise to update your risk factor disclosure throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:

- Your risk factor disclosure on page 23 states that "[t]here may be a large number of Class A Common Shares that could be sold in the market following the completion of the Business Combination or shortly thereafter." This disclosure should be revised in light of this prospectus facilitating those resales.
- Your risk factor disclosure on page 30 notes that "the Private Placement Warrants . . . may not, subject to certain limited exceptions, be transferred, assigned or sold by the Sponsor or Anchor Investors until 30 days after the completion of an initial business combination." Given that the initial business combination was consummated on March 30, 2023, please update your disclosure here and throughout your prospectus to reflect this development.

4.   Please include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement and your concurrent registration statement could have on the public trading price of the Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is at or significantly below the SPAC IPO price, the private investors in your concurrent registration statement have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 46

5.   It appears that many of the projections for the year ended December 31, 2022, as set forth in the unaudited prospective financial information management prepared and provided to the Board, the company's financial advisors and Diamondhead Holdings Corp. in connection with the evaluation of the Business Combination, were not met. For example, we note that the projected revenues for 2022 were $515.5 million and your actual 2022 revenues were approximately $477.0 million and projected home closings for 2022 were 1,736, but the actual closings were 1,605, representing a decrease from 2021. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company's financial position and further risks to the business operations and liquidity in light of these circumstances.

6.   We note your disclosure on page 49 regarding the negative impact on housing demand resulting from increased mortgage rates. Please update your disclosure to identify actions planned or taken, if any, to mitigate this result from inflationary pressures.

7.   We note your disclosure on page 58 that the Wells Fargo Syndicated Line will not be renewed after its July 2024 maturity date and "[t]he Company is in active pursuit of additional debt arrangements and does not expect any significant impact from a financial statement and liquidity perspective." Please reconcile this disclosure with that on page 20 that "[i]f [you] are unable to find a new source of borrowing on acceptable terms . . . [it] could have a material adverse effect on [y]our operations and financial condition."

8.   In light of the significant number of redemptions from the extension and business combination and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, expand your discussion of capital resources to address any changes in the company's liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital.

Principal Stockholders, page 97

9.   Please revise to identify the natural person(s) with voting and/or dispositive control over the shares held by Antara Capital, PWN Trust 2018, MEN Trust 2018, and PMN Trust 2018. Refer to Item 403 of Regulation S-K.

Signatures, page II-7

10.   Please include the signature of your principal accounting officer or controller. Refer to Instruction 1 to Signatures on Form S-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Isabel Rivera at 202-551-3518 or Pam Howell at 202-551-3357 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Andrew M. Tucker